

July 1, 2011

<u>Via E-mail</u>
Robert L. Steer
Chief Financial Officer
Seaboard Corporation
9000 W. 67th Streeet
Shawnee Mission, Kansas 66202

> **Re: Seaboard Corporation**
> **Form 10-K**
> **Filed March 9, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2011**
> **Form 10-Q**
> **Filed May 6, 2011**
> **File No. 001-03390**

Dear Mr. Steer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Item 1A: Risk Factors, page 7</u>

1. Please delete the phrase "but are not limited to" in future filings. Your "Risk Factors" section should include all material risks.

Management's Discussion and Analysis
– Contractual Obligations and Off-Balance Sheet Arrangements, page 16

2. We note that your disclosure in MD&A includes a table of contractual obligations. In future filings, please include disclosure of long-term liabilities presented on your balance sheet such as pension liabilities and deferred tax liabilities. See Item 303(A)(5) of Regulation S-K.

Statements of Earnings, page 29

3. We note that revenue is presented as "net sales" on the face of the statements of earnings. Please explain to us, and disclose in future filings, the nature of any incentives, discounts or allowances that are recorded as reductions to revenue in the calculation of the "net sales" amount. Please also disclose the accounting policy and when these items are recognized in the financial statements. To the extent that the aggregate amount of reductions to gross revenue are material, please disclose the amount of the reductions in the notes to the financial statements in future filings, preferably by individual components in tabular format.

Notes to the Financial Statements

Note 2. Investments

4. We note from your disclosure in the statement of cash flows that during each of the years in which a statement of earnings has been provided you have received proceeds from the sale of short-term investments and the maturity of short-term investments. Please revise future filings to include the disclosures required by ASC 320-10-50-9 which include disclosure of the gross realized gains and gross realized losses that have been included in earnings as a result of the sales of available for sale securities.

Note 13. Segment Information, page 55

5. We note your disclosure that on March 2, 2009 an agreement became effective under which you will sell two floating power generating facilities in the Dominican Republic for $70 million and as of December 31, 2010 the net book value of the two barges was $20.1 million and are classified as held for sale on the balance sheet. We further note your disclosure that you expect to recognize a gain on the sale of assets of approximately $50 million in operating income at the close of the sale in 2011. Please explain to us why believe that this sale appropriately represents the sale of assets rather than a discontinued operation. As part of your response, please explain to us whether these power generating facilities represent a component of an entity. Please see the guidance in ASC 205-20-45.

Note 13 – Segment Information, page 55

6. Reference is also made to your Business – Financial Information about Industry
Segments and MD&A – Overview sections concerning some additional information on
your Commodity, Trading & Milling ("CTM") segment.   Within the CTM segment, we
note the nature of your two types of business activities is different as follows:

(1) a commodity & trading business where you internationally purchase and trade a
number of commodities (wheat, corn soybean meal, rice); and
(2) the operation of a grain milling processing business where you mill and produce
flour, feed and maize.

We note that your CTM segment is the largest of your six reportable segments relative to
your consolidated sales, as it represented approximately $1.8 billion (or 41%) of the $4.3
billion consolidated sales in fiscal 2010. Although the milling operations produce
products that are supplied by your trading business, the nature of these two business
(trading and milling) activities appear dissimilar with their economic characteristics,
risks, customers, production processes and/or marketing methods.   In this regard, we
have also noted below several examples of disclosure in your Form 10-K and Annual
Report that appear to highlight differences in these respective business activities.   In
MD&A – Overview for the Commodity Trading and Milling Segment (page 11, Annual
Report), you discuss that fluctuating market conditions for wheat and flour can have a
significant impact on both the trading and milling business sales and operating income. It
appears that wheat and flour separately impact your trading and milling business,
respectively. Furthermore, in Item 1A - Section (c)(4) - Risk Factor for Commodity
Trading & Milling (page 12, Form 10-K), you disclose that you enter into material
amounts of significantly different derivative products to manage certain market risks
within the commodity trading portion of the business, thus it appears the risks of these
two businesses are dissimilar.   We also note that the mark-to-market adjustments for the
derivative instruments has materially impacted the operating results of the CTM segment,
as presented in MD&A for this segment's operating results (see page 17, Annual Report).
In addition, the 2010 Letter to Stockholders (page 3, Annual Report) highlights positive
results obtained from grain trading in Latin America, while also stating that grain
processing margins were mixed in both Africa and the Americas along with a fiscal 2011
expectation of heavy price resistance and generally lower margins and volumes on the
milling side. As such, it appears you may not meet all the criteria as specified in ASC
Topic 280-10-50-11 to aggregate these two operating businesses.

Please re-evaluate your segment reporting of CTM to consider further disaggregation of
these two operating businesses into separate reportable business segments.   In the event
management still continues to believe aggregation of the trading and milling businesses
as one reportable segment is appropriate under the above accounting guidance, please
provide a clear and complete response that provides all the information as specified
below:

(1) an organizational flowchart of the CTM segment detailing all of its operating segments;

(2) the chief operating decision maker(s) ("CODM") of the CTM segment and how executive management of this segment is structured and resources are allocated to the operating segments that comprise the CTM segment;

(3) a detailed discussion of each factor in ASC Topic 280-10-50-11 that enables management to support its conclusion that aggregation of all operating segments into the one reportable CTM segment is appropriate;

(4) discrete separate financial information for the trading and milling businesses for each of the last three (2008-2010) fiscal years and subsequent 2011 interim periods detailing revenues, operating income and geographic sales information, respectively. Please also let us know how much of the sales (quantified) for each of these businesses went to similar customers; and

(5) a representative sample copy of the discrete financial information that is regularly furnished (on a quarterly or annual basis) to the CODM for the CTM segment.

After your additional consideration and re-evaluation of this matter, please either revise your financial reporting or advise as applicable. We may have further comment if management continues to believe that the current reporting of CTM as one reportable segment is appropriate.

Schedule II – Valuation and Qualifying Accounts

7. Please revise future filings to expand the schedule to include the applicable financial information on the valuation allowance for deferred tax assets and the valuation account for LIFO inventory adjustments.

Signatures, page 23

8. In future filings, please revise the second half of the signature page to have your principal executive officer, principal financial officer and principal accounting officer sign in their individual capacities. Refer to General Instruction D to Form 10-K.

Definitive Proxy Statement on Schedule 14A

2010 Executive Compensation Components, page 19

9. We note you paid your named executive officers cash bonuses in amounts above the mandatory bonus amounts set forth in the employment agreements. We also note that although the company does not have specific targets, the 2010 bonuses of your named executive officers were "reflective of the operating results" of the company. In future filings, please revise to disclose the process the board undertook to determine the amount of bonuses awarded to the named executive officers and the specific factors, including a

general overview of individual performance and business unit goals, the board considered. Specifically disclose the operating results that the board considered in granting bonuses and how the board used these results to determine the exact amount of the bonus award received by each named executive officer.

10. We note that the board evaluates compensation so that the amounts paid to your key employees remains "competitive relative to compensation paid to similarly situated executives of [y]our peer companies" and that you determine bonuses based on a "subjective evaluation of the market data." As such, it appears that you may benchmark compensation. Please revise in future filings to provide the companies against which you benchmark or provide an analysis as to why this is not necessary. Please also revise future filings to clarify how you conducted a subjective evaluation of "market data" and the data to which you are referring.

Form 10-Q for the quarter ended April 2, 2011

Note 9. Segment Information, page 13

11. We note your disclosure that on April 20, 2011 you signed a short-term lease agreement that allowed you to resume operations of one of the barges (EDM) sold in the Dominican Republic on April 8, 2011. In light of your disclosure that you will recognize the entire $51.4 million gain on the sale of the barges in operating income in the second quarter of 2011, please explain to us why you believe it is appropriate to record the gain related to the sale of the EDM barge at the time of sale when you have enterered into a sale-leaseback transaction. Your response should specifically address your consideration on recognizing the gain over the leaseback period that extends through approximately March 31, 2012. Please refer to the guidance in ASC 840-40-25-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief